UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16

of the Securities Exchange Act of 1934

For the month of September 2014

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐     No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ).

This Report on Form 6-K shall be deemed incorporated by reference into the

Registrant’s Registration Statement on Form F-3ASR (File No. 333-180288).

HSBC Holdings plc (the “Registrant”) hereby incorporates by reference the following exhibit to this report on Form 6-K into their Registration Statement on Form F-3ASR (File No. 333-180288).

Exhibit No.	Description of Document

4.1	First Supplemental Indenture to the Contingent Convertible Securities Indenture, dated September 17, 2014.

4.2	Second Supplemental Indenture to the Contingent Convertible Securities Indenture, dated September 17, 2014.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special US counsel to the Registrant, dated September 17, 2014.

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special English counsel to the Registrant, dated September 17, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date: 17 September 2014	By:	/s/ Iain J Mackay
	Name:	Iain J Mackay
	Title:	Group Finance Director